Nuveen Insured Dividend Advantage Municipal Fund
333 West Wacker Drive
Chicago, Illinois 60606

September 15, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	Nuveen Insured Dividend Advantage Municipal Fund
(File Nos. 333-173036, 811-09475)

Ladies and Gentlemen:

On behalf of Nuveen Insured Dividend Advantage Municipal Fund (the “Fund”), we request, pursuant to Rule 477 under the Securities Act of 1933 (the “1933 Act”), the withdrawal of the Fund’s N-2 filing, together with all exhibits thereto (File No. 333-173036 and 811-09475), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 24, 2011 (via EDGAR Accession No. 0001193125-11-076212) (the “N-2 Filing”).

The N-2 Filing is being withdrawn because the offering and related N-2 Filing are no longer necessary.  No securities were sold in connection with the N-2 Filing.  The Fund requests, in accordance with Rule 457(p) under the 1933 Act, that all fees paid to the Commission in connection with the N-2 Filing be credited for future use.  The Fund understands that, pursuant to Rule 477(b) of the 1933 Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Fund that the application for withdrawal has not been granted.

If you have any questions regarding this application for withdrawal, do not hesitate to contact David Glatz of K&L Gates LLP at (312) 807-4295.

Sincerely,

Nuveen Insured Dividend Advantage Municipal Fund

By:	/s/ Mark L. Winget

Name:	Mark L. Winget

Title:	Assistant Secretary